Filed by EQV Ventures Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EQV Ventures Acquisition Corp.

Commission File No.: 001-42207

Date: August 5, 2025

The following joint press release was issued by EQV and PIH on August 5, 2025.

Presidio Petroleum to go Public via Business Combination with EQV Ventures Acquisition Corp., Creating a Differentiated Dividend Yield-Driven C Corp Focused on the Optimization, Acquisition and Production of Oil and Natural Gas

●	Presidio expects to initiate a $1.35/share annual common dividend (13.5% expected dividend yield at $10.00/share) after closing[i]

●	Expected net production of 26 Mboe/d in 2025, with an 8% base decline rate, across a diverse set of more than 2,000 operated oil and gas wells in Texas, Oklahoma, and Kansas

●	Experienced management team will continue to lead Presidio, alongside a majority independent board

●	78% of estimated production hedged through 2027, expected to provide stable cash flow for dividends and systematic debt reduction

●	Projected 16% unlevered free cash flow yield in 2026, with no development risk

●	Approximately $970 million of transaction capital, inclusive of:

-	Approximately $65 million of rollover equity from existing Presidio equity holders including approximately $40 million from Presidio management and $25 million from investment funds managed by Morgan Stanley Energy Partners;

-	More than $85 million of PIPE investment from new investors, including a major oil and gas company;

-	$125 million of Series A Preferred Equity anchored by funds advised by JPMorgan Investment Management;

-	$50 million reserve-based loan commitment from Citizens Bank, N.A.;

-	$279 millionii of investment grade debt remaining in place; and

-	Approximately $360iii million of cash in trust

Fort Worth, TX – Presidio Investment Holdings, LLC (“PIH”), a differentiated oil and gas operator focused on the optimization of mature, producing oil and natural gas assets in the United States, and EQV Ventures Acquisition Corp. (NYSE: EQV) (“EQV”), a special purpose acquisition company sponsored by EQV Group, an experienced acquirer and producer of oil and gas, announced today that they have entered into a definitive business combination agreement (the “proposed business combination”). The proposed business combination will result in Presidio becoming a publicly listed company with an expected listing on the New York Stock Exchange under the ticker “FTW,” reflecting Presidio’s roots in Fort Worth, Texas, where it is headquartered. The combined company is expected to have an estimated post-transaction enterprise value of approximately $660iv million, including assets acquired pursuant to the transaction.

The combined company, a US-domiciled C Corp to be named Presidio Production Company (“Presidio” or the “Company”), will be led by Presidio’s existing management team, including Will Ulrich and Chris Hammack as Co-CEOs. As part of the transaction, Presidio will also acquire a complementary Texas Panhandle asset from an affiliate of EQV, EQV Resources LLC (“EQV Resources”). EQV’s sponsor will maintain a significant ownership stake in Presidio post-closing.

[i]	Annual dividend subject to board approval and market conditions.
ii	As of October 1, 2024.
iii	Assumes no redemptions and before transaction expenses.
iv	Assumes no redemptions but is after transaction expenses.

The transaction will create a new public company with a stable dividend,v underpinned by cash flow from the commodity price hedged production of stable, mature oil and gas wells. Presidio has a strong track record of substantial acquisitions and intends to acquire and optimize additional producing oil and gas wells. Presidio will optimize these acquisitions through the application of technology, which includes automation, real-time data analytics and the introduction of AI processes.

Presidio’s entry into the public markets comes at a pivotal moment in the energy sector, as the capital-intensive shale era gives way to a more disciplined focus on returns. Presidio’s differentiated model stands out with zero reliance on future drilling, minimal capital investment, and substantial free cash flow.

Presidio’s strategy of acquiring under-managed oil and gas wells offers a contrarian and validated approach to hydrocarbon asset management with a focus on acquiring new assets, and optimizing existing production assets, across the United States.

Presidio Management Commentary

“Presidio was purpose-built to be the last, best steward of America’s oil and gas wells,” said Will Ulrich, Co-Founder and Co-CEO of Presidio. “This transaction provides a permanent platform to scale our yield-focused model, pursue highly accretive acquisitions, and generate value for shareholders.”

“Presidio represents the next evolution of the public oil and gas company — efficient, predictable, and yield-driven within a simple and transparent business model,” said Chris Hammack, Co-Founder and Co-CEO. “We believe our track-record of acquisitions and meaningful cost optimization make us the strongest near-term consolidator of mature assets.”

“America’s oilfield needs capital-disciplined operators focused on deploying new technology to create long-term value,” continued Will Ulrich. “We have the expertise, track record and capital discipline to squeeze efficiency from every molecule and barrel, delivering superior returns.”

Pro Forma Presidio Production Company Highlights

●	New public company which deploys technology to efficiently acquire, optimize and produce oil and gas from stable, mature oil and gas wells in the United States

●	Presidio’s experienced management team staying in place and rolling approximately $40 million of equity

●	Over 2,000 operated producing wells across Texas, Oklahoma and Kansas with expected net production of 26 Mboe/d in 2025

●	Low production decline rate of 8% versus 24% peer average

●	Minimal capital expenditure requirements with only 3% of expected cash flow reinvested

●	78% of estimated production hedged through 2027

●	Expected $1.35/share annual common dividend,vi implying a peer-leading 13.5% dividend yield supported by stable hedged cash flows from Presidio’s low-decline producing asset base

●	Strong capital support with investment from Presidio management, funds advised by JPMorgan Investment Management, Citizens Bank, N.A. and several institutional investors, including a major oil and gas company

v	Annual dividend subject to board approval and market conditions.

vi	Annual dividend subject to board approval and market conditions and dividend yield based on $10.00 share price.

EQV Management Commentary

Jerry Silvey, Founder and CEO of EQV, commented, “This transaction with Presidio aligns with our vision to bring a world-class dividend yield focused producing energy company to the public markets. The structure of the transaction and meaningful commitments from investors will be critical to support the tested and experienced management team at Presidio. With our complementary expertise and shared vision, we are confident that Presidio will be a sustainable yield leader, well-positioned to be a preferred consolidator of producing oil and gas assets.”

Transaction Details

Upon the closing of the business combination, EQV will be renamed Presidio Production Company and is expected to trade on the New York Stock Exchange under the ticker “FTW”. The transaction values Presidio at a pro forma enterprise value of approximately $660 million,vii representing a discount to combined proved developed PV-10 value.

To finance the transaction, EQV has entered into agreements for approximately $85 million in common stock PIPE investments. The common stock PIPE is anchored by strategic and institutional investors, including a major oil and gas company. In addition, management and funds managed by Morgan Stanley Energy Partners will provide approximately $65 million of rollover equity. In connection with the transaction, EQV has also entered into agreements with Presidio and investors to issue, on a private placement basis, approximately $125 million of Perpetual Preferred Stock anchored by funds advised by JPMorgan Investment Management. Presidio has entered into a $50 million reserve-based lending commitment provided by Citizens Bank, N.A. to be funded upon closing. The combined financing, together with approximately $360 million of cash from the EQV trust account,viii will provide substantial liquidity for Presidio to pursue dividend accretive acquisitions.

Presidio’s management team and EQV’s sponsor and its affiliates have committed to customary lock-ups. EQV’s sponsor has committed to customary earn-out provisions, which includes subjecting 75% of the founder shares held by EQV’s sponsor after closing into a dividend reinvestment plan and earn-out structure. Presidio’s management team have signed rollover agreements totaling over $32 million, with additional rollover agreements from other interest holders being sought up to an aggregate total of $40 million.

The expected transaction proceeds will be used for a $135 million equity buyout of existing Presidio equity holders, repayment of debt, hedge restriking, transaction expenses, and general corporate purposes. The transaction was unanimously approved by the EQV and Presidio boards of directors and the sole member of EQV Resources, and remains subject to the approval of EQV shareholders and the satisfaction or waiver of customary closing conditions. The balance of cash held in the EQV trust account, the equity private placement financing proceeds and debt financing will allow Presidio to continue to employ its acquisition growth strategy.ix

Advisors

Cantor Fitzgerald & Co served as financial advisor to Presidio and placement agent on the Series A Preferred Equity offering. TD Cowen served as financial advisor and lead capital markets advisor to EQV and as placement agent on the PIPE investment. BTIG, LLC also served as capital markets advisor to EQV. Citizens Bank, N.A. served as debt structuring advisor to Presidio. Sidley Austin LLP acted as legal counsel to Presidio, Kirkland & Ellis LLP acted as legal counsel to EQV, Baker Botts L.L.P. acted as legal counsel to EQV Resources, and Vinson & Elkins L.L.P. acted as legal counsel to TD Cowen. Weil, Gotshal & Manges LLP served as legal counsel to Presidio Management. King & Spalding LLP served as legal counsel to Cantor Fitzgerald & Co.

vii	Assumes no redemptions but is after transaction expenses.
viii	Assumes no redemptions and before transaction expenses.
ix	Assumes no redemptions and before transaction expenses.

About Presidio Petroleum

Headquartered in Fort Worth, TX, Presidio is a leading operator of mature oil and gas wells across the Mid-Continent. The company is focused exclusively on optimizing existing production and generating sustainable cash flow from low-decline, producing assets.

About EQV Ventures Acquisition Corp.

EQV Ventures Acquisition Corp. is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EQV’s sponsor is an affiliate of EQV Group, which was formed in 2022 and is an active acquirer of producing reserves, completing 14 acquisitions and currently managing and operating more than 1,800 wells across 10 states.

Forward-Looking Statements

This press release includes “forward-looking statements.” These include EQV’s, Presidio’s, EQV Resources’ or PIH’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination and related transactions with EQV Resources (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this press release contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this press release includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Non-GAAP Financial Information

This press release also includes certain forward-looking projections of financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of such forward-looking non-GAAP financial measures used herein, management of Presidio and EQV cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, the Company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.

Additional Information and Where to Find It

In connection with the proposed business combination, EQV and Presidio plan to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV Resources and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

EQV, EQV Resources, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s final prospectus related to its initial public offering filed with the SEC on August 8, 2024, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Presidio Media and Investor Contact:

Presidio@icrinc.com

For EQV:

IR@eqvventures.com